                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------


                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                                NTS-PROPERTIES IV
                        (NAME OF SUBJECT COMPANY (ISSUER)

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E209
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee
-------------------------------------------------------------------------------
PREVIOUSLY PAID
-------------------------------------------------------------------------------

- Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to rule 14d-1.
     -    issuer tender offer subject to rule 13e-4.
     -    going private transaction subject to Rule 13e-3.
     -    amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 6 dated December 18, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on August 13, 2001 by ORIG, LLC, a Kentucky limited liability company ("ORIG"), J. D. Nichols and Brian F. Lavin in connection with an offer by ORIG to purchase Interests (the "Offer") in NTS-Properties IV, a Kentucky limited partnership and an affiliate of the Offeror (the "Partnership"), at $230 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on August 27, 2001, Amendment No. 2 on September 27, 2001, Amendment No. 3 on October 30, 2001, Amendment No. 4 on November 9, 2001 and Amendment No. 5 on November 27, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment constitutes the sixth and final amendment to the Original Statement in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by ORIG pursuant to the Offer. All 2,163 Interests tendered were accepted by ORIG, without proration. By Press Release dated December 18, 2001 ORIG announced: (i) that the Offer had terminated as of December 13, 2001; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(1)(x).


--------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): ORIG, LLC

--------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         a.                |X|
         b.                |_|
--------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------------------------------------
     4)  Sources of Funds (See Instructions): BK
--------------------------------------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):

--------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------------------------------------
     Number of Shares Beneficially Owned by Each Reporting Person with:

     7)  Sole Voting Power:             8,896
     8)  Shared Voting Power:             331(1)(2)
     9)  Sole Dispositive Power:        8,896
     10) Shared Dispositive Power:        331(1)(2)
--------------------------------------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,227(3)
--------------------------------------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row 11: 38.3%
--------------------------------------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------------------------------------


1 Includes: (i) 326 Interests owned by Ocean Ridge Investments, Ltd. ("Ocean Rigge"); and (ii) five Interests owned by NTS-Properties Associates IV, the Partnership's general partner (the "General Partner").

2 ORIG disclaims beneficial ownership of 331 Interests, including: (i) 326 Interests owned by Ocean Ridge; and (ii) five Interests owned by the General Partner.

3 Includes: (i) 326 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 8,896 Interests owned by ORIG.


---------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): J.D. Nichols
---------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         a.       |X|
         b.       |_|
---------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only
---------------------------------------------------------------------------------------------------------------
     4)  Sources of Funds (See Instructions): BK
---------------------------------------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):

---------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization: J. D. Nichols is a citizen of the U.S.A.
---------------------------------------------------------------------------------------------------------------
     Number of Shares Beneficially Owned by Each Reporting Person with:

     7)  Sole Voting Power:          9,227(1)(2)(3)
     8)  Shared Voting Power:        0
     9)  Sole Dispositive Power:     9,227(1)(2)(3)
     10) Shared Dispositive Power:   0
---------------------------------------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,227
---------------------------------------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):            |_|

---------------------------------------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row 11: 38.3%
---------------------------------------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instruction):  IN
---------------------------------------------------------------------------------------------------------------



1 Includes: (i) 326 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 8,896 Interests owned by ORIG.

2    Mr. Nichols disclaims beneficial ownership of 9,138 Interests, including:
     (i) 326 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 8,807, or 99%, of the Interests owned by

     ORIG.

3 Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK Financial Inc., an Indiana corporation, which is the general partner of Ocean Ridge.



-------------------------------------------------------------------------------------------------------------------
    1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): Ocean Ridge
    Investments, Ltd., a Florida limited partnership
-------------------------------------------------------------------------------------------------------------------
    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a.       |X|
         b.       |_|
-------------------------------------------------------------------------------------------------------------------
    3)   SEC Use Only
-------------------------------------------------------------------------------------------------------------------
    4)   Sources of Funds (See Instructions): WC
-------------------------------------------------------------------------------------------------------------------
    5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                |_|

-------------------------------------------------------------------------------------------------------------------
    6)   Citizenship or Place of Organization: Ocean Ridge Investments, Ltd. is a Florida limited partnership
-------------------------------------------------------------------------------------------------------------------

    Number of Shares Beneficially Owned by Each Reporting Person with:

    7)   Sole Voting Power:            326
    8)   Shared Voting Power:        8,901(1)(2)
    9)   Sole Dispositive Power:       326
    10)  Shared Dispositive Power:   8,901(1)(2)
-------------------------------------------------------------------------------------------------------------------

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 9,227(3)
-------------------------------------------------------------------------------------------------------------------
    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):                 |_|

-------------------------------------------------------------------------------------------------------------------
    13)  Percent of Class Represented by Amount in Row 11: 38.3%
-------------------------------------------------------------------------------------------------------------------
    14)  Type of Reporting Person (See Instruction):  IN
-------------------------------------------------------------------------------------------------------------------


1 Includes: (i) 8,896 Interests owned by ORIG; and (ii) five Interests owned by the General Partner.

2    Ocean Ridge disclaims beneficial ownership of 8,901 Interests, including:
     (i) 8,896 Interests owned by

     ORIG; and (ii) five Interests owned by the General Partner.

3 Includes: (i) 326 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 8,896 Interests owned by ORIG.



-------------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): NTS-Properties
     Associates IV, a Kentucky limited partnership
-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         a.       |X|
         b.       |_|
-------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------------------------------------------
     4)  Sources of Funds (See Instructions): WC
-------------------------------------------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                 |_|

-------------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization: NTS Properties Associates IV is a Kentucky limited partnership
-------------------------------------------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person with:

     7)  Sole Voting Power:              5
     8)  Shared Voting Power:        9,222(1)(2)
     9)  Sole Dispositive Power:         5
     10) Shared Dispositive Power:   9,222(1)(2)
-------------------------------------------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,227(3)
-------------------------------------------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):                  |_|

-------------------------------------------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row 11: 38.3%
-------------------------------------------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instruction):  IN
-------------------------------------------------------------------------------------------------------------------


1 Includes: (i) 8,896 Interests owned by ORIG; and (ii) 326 Interests owned by Ocean Ridge.

2 The General Partner disclaims beneficial ownership of 9,222 Interests, including: (i) 8,896 Interests owned by ORIG; and (ii) 326 Interests owned by Ocean Ridge.

3 Includes: (i) 326 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 8,896 Interests owned by ORIG.





















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


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is hereby made to cover pages 3-6 hereto, which are incorporated herein by reference.

     Except for the purchase of 2,163 Interests for $230 per Interest by ORIG as of December 13, 2001 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, Ocean Ridge, ORIG, or Mr. Nichols, or any other associate or subsidiary of any such persons.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 12 of the Schedule TO is hereby supplemented and amended as follows:

     (a)(1)(x) Press Release by ORIG dated December 18, 2001 announcing that the Offer Terminated as of December 13, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 18, 2001                  ORIG, LLC, a Kentucky limited liability
                                         company.


                                   By:   /s/ J. D. Nichols
                                         ---------------------------------
                                         J.D. Nichols, Manager


                                   /s/ J. D. Nichols
                                   ---------------------------------------
                                         J. D. Nichols, individually


                                   /s/ Brian F. Lavin
                                   ---------------------------------------
                                         Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
 Number      Description
 ------      -----------
(a)(i)(x)    Press Release by ORIG dated December 18, 2001 announcing that the
             Offer Terminated as of December 13, 2001.












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